SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release 1Q26

May 7, 2026

•	1Q26 adjusted EPS³ of R$0.44 versus R$0.34 in 1Q25
•	R$3.7 bn Capex in 1Q26 aimed at universal access, +31% y/y

SÃO PAULO, SP – Sabesp (SBSP3) reported adjusted earnings of R$0.44 per share in the 1Q26, compared to R$0.34 per share in the same period of the previous year.

“We entered 2026 maintaining strong execution momentum. In 1Q26, investments totaled R$3.7 billion, a 31% increase versus 1Q25, supporting operational expansion and service quality improvements. Adjusted EBITDA reached R$3.8 billion (+26% y/y) and Adjusted Net Income¹ totaled R$1.6 billion (+32% y/y), reinforcing the consistency of our operating performance and financial discipline,” said Daniel Szlak, CFO of Sabesp.

“Beyond the financial results, our priority continues to be delivering tangible advances in sanitation coverage and service standards. We are consistently outperforming the U-Factor benchmarks for the 2024–2026 cycle, with targets at 87% in water supply, 77% in sewage collection, and 71% in sewage treatment, reflecting sustained operational improvements rather than one-off gains.

Our investment program is driving broad social and economic impact by expanding access to essential services while strengthening communities through large-scale infrastructure execution, positioning the Company to sustain and scale these outcomes throughout 2026,” said Carlos Piani, CEO of Sabesp.

Consolidated Results

For the quarter ended March 31, 2026, Sabesp reported adjusted earnings per share³ of R$0.44 compared to R$0.34 recorded in the same period of the previous year. Performance was driven by volume growth resulting from new connections (U-Factor targets fully attained), tariff gains and better collection, partially offset by the change in customer mix, with the expansion of consumers with access to subsidized rates².

The quarter sustained strong efficiency gains, driven by reductions in general and administrative expenses, headcount reduction, power optimization with shifts to the free market, and better collection rates. As a result, Adjusted EBITDA increased by 26%, reaching R$3.8 billion in 1Q26, while Adjusted Net Income grew by 32%, totaling R$1.6 billion

Sabesp invested R$3.7 bn in 1Q26, a 31% increase over the same period of the previous year, focusing on expansion projects directly aimed at meeting universalization targets.

Earnings Conference Call

Will be held on May 8, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website.

1.	Excluding the update of the financial asset (indemnification)
2.	Covered from July/25 onward by the amendment signed between Sabesp and URAE-1 (https://semil.sp.gov.br/urae1/wp content/uploads/sites/26/2025/08/2-Termo_Aditivo_Assinado_URAE1_ARSESP_SABESP.pdf)
3.	Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026

Earnings Release 1Q26

REPORTED INCOME STATEMENT (CONSOLIDATED)

R$ mn

		1Q26	1Q25	Var. (R$)%
	Revenue from Operations	6,366	6,120	247	4.0
	FAUSP	40	(200)	240	(120.0)
	Financial Asset	342	420	(78)	(18.5)
	Sales Tax	(418)	(502)	85	(16.9)
(=)	Net Sanitation Revenue	6,332	5,837	494	8.5
	Construction revenues	3,633	2,589	1,044	40.3
(=)	Net Revenue	9,965	8,426	1,538	18.3
	Construction costs	(3,633)	(2,589)	(1,044)	40.3
	Operating Costs and expenses	(2,241)	(2,439)	199	(8.1)
	Other operating income/(expense), net	(19)	18	(37)	(203.9)
	Minority Interest	8	11	(3)	(26.8)
(=)	EBITDA	4,080	3,427	653	19.1
(%)	Margin	41%	41%	-	0.3
	Depreciation and Amortization	(697)	(584)	(114)	19.5
(=)	EBIT	3,383	2,844	539	19.0
	Net Financial result	(1,025)	(593)	(432)	72.9
(=)	EBT	2,358	2,251	107	4.7
	Income tax	(609)	(769)	160	(20.8)
(=)	Net income	1,749	1,482	267	18.0
(%)	Margin	18%	18%	-	(0.0)
	EPS (R$)	0.50	0.43	-	-

Earnings Release 1Q26

ADJUSTED INCOME STATEMENT (CONSOLIDATED)

1Q26

R$ mn

		1Q26	Adjustments			1Q26 Adjusted	1Q25 Adjusted	Var. (R$)%
			Financial Asset	Construction	Non-Recurring
	Revenue from Operations	6,366	-	-	-	6,366	6,120	247	4.0
	FAUSP	40	-	-	-	40	(200)	240	(120.0)
	Financial Asset	342	342	-	-	-	-	-	-
	Sales Tax	(418)	(32)	-	-	(386)	(491)	105	(21.5)
(=)	Net Sanitation Revenue	6,332	311	-	-	6,021	5,428	593	10.9
	Construction revenues	3,633	-	3,633	-	-	-	-	-
(=)	Net Revenue	9,965	311	3,633	-	6,021	5,428	593	10.9
	Construction costs	(3,633)	-	(3,633)	-	-	-	-	-
	Operating Costs and expenses	(2,241)	-	-	-	(2,241)	(2,449)	209	(8.5)
	Other operating income/(expense), net	(19)	-	-	(16)	(3)	18	(21)	(115.6)
	Minority Interest	8	-	-	-	8	11	(3)	(26.8)
(=)	EBITDA	4,080	311	-	(16)	3,786	3,008	778	25.9
(%)	Margin	41%	-	-	-	63%	55%	-	7.5
	Depreciation and Amortization	(697)	-	-	-	(697)	(584)	(114)	19.5
(=)	EBIT	3,383	311	-	(16)	3,088	2,425	664	27.4
	Net Financial result	(1,025)	-	-	-	(1,025)	(638)	(387)	60.7
(=)	EBT	2,358	311	-	(16)	2,063	1,787	276	15.5
	Income tax	(609)	(106)	(0)	5	(508)	(611)	103	(16.8)
(=)	Net income	1,749	205	-	(11)	1,554	1,176	379	32.2
(%)	Margin	18%	-	-	-	26%	22%	-	4.2
	EPS (R$)*	0.50	-	-	-	0.44	0.34	-	-

*Balance adjusted by construction revenue/cost

Non-recurring effects on 1Q26 EBITDA: R$ (16) mn related to M&A expenses.

Due to the migration to SAP S/4HANA, a temporary cutover reduced March 2026 billing by two days. This effect negatively impacted billing volumes and revenues in the period and is expected to be recovered over the subsequent months.

In 1Q26, total water production reached 778 million cubic meters, 4.6% lower year-over-year compared to 1Q25. This decline reflects a milder summer, with average temperatures 3.3 °C lower than last year, as well as the application of SP Aguas operational rule of the night pressure management implemented for approximately 10 hours per day to enhance the system resilience.

Earnings Release 1Q26

ADJUSTED NET REVENUE

Adjusted net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 6,021 mn in 1Q26, an increase of +10.9% vs 1Q25. The main factors that impacted revenue in the period were:

•	+11.9% in net price: +9.1% tariff phase-in and +2.8% due to commercial initiatives (large clients and revenue assurance);
•	+2.4% in volume: New units +2.9%, partially offset by lower average temperature (3.3)ºC and lower reservoir levels, affecting consumption per capita negatively;
•	(3.4)% in mix: Growth in units with access to subsidized rates;

CONSUMPTION BY CATEGORY

	Billed Volume (millions of m³)			Average Rate (R$/m³)
Category	1Q26	1Q25%		1Q26	1Q25%
Residential	949	939	1.1	4.31	4.21	2.3
Commercial	95	98	(3.3)	15.46	15.04	2.8
Industrial	17	18	(8.6)	20.82	19.06	9.2
Total Retail	1,061	1,055	0.5	5.57	5.47	1.7
Wholesale	13	13	(3.0)	3.02	2.76	9.1
Others¹	23	30	(24.6)	21.62	16.39	31.9
Total	1,096	1,098	(0.2)	5.87	5.74	2.2
(1)	Others are composed of Public, Own Building, and Mauá (BRK).

Wholesale and Others in 1Q25 was adjusted to incorporate the amount related to Olímpia.

Number of connections in thousands¹	1Q26	1Q25	Var.	%
Water¹	9,468	9,491	(22.5)	(0.2)
Sewage¹	8,211	8,219	(7.8)	(0.1)

(1) Active and registered connections, average at the end of the period

Not audited by external auditors

Earnings Release 1Q26

COST AND EXPENSE

In 1Q26, OPEX decreased by 7.7% compared to 1Q25, representing a reduction of R$ 188 mn. This performance was mainly driven by: (i) R$ 170 mn in savings in personnel expenses, reflecting an 13% headcount reduction, workforce mix and labor benefits streamlining; (ii) energy cost savings, primarily due to the migration from the regulated market to the free market, reaching 86% (+12.6pp y/y). These effects were partially offset by higher general expenses related to municipal funds (FMSAI), reflecting higher revenues compared to last year.

R$ mn

	1Q26 Adjusted	1Q25 Adjusted	Var. (R$)%
Personnel	(485)	(655)	170	(25.9)
General supplies	(122)	(70)	(53)	75.6
Treatment supplies	(163)	(158)	(5)	2.9
Services	(706)	(696)	(10)	1.4
Power	(384)	(440)	56	(12.7)
General expenses	(290)	(264)	(26)	9.8
Tax expenses	(37)	(21)	(17)	81.5
Allowance for doubtful accounts	(54)	(147)	93	(63.5)
Other revenues and expenses¹	(3)	18	(21)	(115.6)
Costs and Expenses	(2,243)	(2,431)	188	(7.7)
Depreciation and Amortization	(697)	(584)	(114)	19.5
Costs, Expenses, Depreciation and Amortization	(2,941)	(3,015)	74	(2.4)

PERSONNEL

Sabesp ended 1Q26 with 8,927 employees, 8% reduction vs the same period of the previous year, and a 13% reduction when considering the average number of employees.

Number of employees	1Q26	1Q25	Var. (Qty.)%
Employees at the end of each period	8,927	9,700	(773)	(8.0)
Employees - simple average	8,814	10,089	(1,275)	(12.6)

capital expenditures

In 1Q26, CapEx totaled R$ 3,728 mn, an increase of 30.8% compared to the same period of the previous year.

R$ mn

	1Q26	1Q25	Var. (R$)%
Water	1,243	615	627	102.0
Sewage	2,485	2,236	249	11.2
Total	3,728	2,851	877	30.8

1.	In 1Q25 minority interest was considered in Other Revenues and Expenses line. This was changed in 2Q25. 1Q25 was adjusted to reflect the same criteria.

Earnings Release 1Q26

BALANCE SHEET (CONSOLIDATED)

ASSETS	1Q26	4Q25
Current assets
Cash and Equivalents	3,540,240	4,663,226
ST investments	15,641,914	7,707,745
Trade receivables	4,571,688	4,413,449
Related parties	276,096	276,388
Inventories	125,780	22,061
Restricted cash	17,864	9,575
Taxes	1,540,437	1,295,310
Held for sale	48,150	26,864
Other assets	187,137	141,892
Total Current assets	25,949,306	18,556,510

Fixed and LT assets
Trade receivables	367,159	258,544
Related parties	852,234	862,782
Legal deposits	190,446	120,021
Deferred income tax and social contribution	41,513	-
Taxes to be recovered	267,575	-
Other assets	32,502	33,509
PP&E	243,146	254,358
Investments	328,066	49,933
Non-operating Property	14,268,245	11,018,516
Contract asset (Construction in progress)	22,321,254	21,665,330
Financial asset (Indemnity)	50,732,495	50,492,473
Intangible	1,124,763	890,791
Total noncurrent assets	90,769,398	85,646,257
Total Assets	116,718,704	104,202,767

Earnings Release 1Q26

LIABILITIES AND EQUITY	1Q26	4Q25
Current liabilities
Trade payables	872,111	2,400,046
Services payable	2,601,742	2,772,416
ST Debt	4,872,680	5,092,816
Labor	435,732	699,629
Tax	303,085	615,592
Sales Tax	81,432	89,049
Dividends and IoC	2,063,503	2,059,850
Legal Accruals	1,380,446	1,370,013
Public-Private Partnership	473,049	469,687
Derivatives	1,484,755	661,421
Performance Agreements	125,766	120,776
Others	228,068	201,619
Total Current liabilities	14,922,369	16,552,914

Noncurrent Liabilities
LT Debt	46,769,945	35,049,531
Tax	3,076,274	3,129,908
Salex Tax	1,218,870	1,191,916
Legal Accruals	711,943	533,399
Pension	2,407,944	2,140,161
Public-Private Partnership	2,851,931	2,856,008
Performance Contracts	3,543	6,151
Contract liabilities	626,985	-
Others	304,875	341,655
Total Noncurrent Liabilities	57,972,310	45,248,729
Total Liabilities	72,894,679	61,801,643

Equity
Capital stock	21,379,216	21,210,000
Capital reserves	65,843	30,219
Earnings reserves	21,348,996	21,518,212
Treasury Shares	(475,385)	(475,385)
Other Comprehensive Income	117,652	118,078
Retained Earnings/Accumulated Losses	1,264,634	-
Total Equity - Controlling Shareholders	43,700,956	42,401,124
Interest of Non- Controlling Shareholders	123,069	-
Total Equity	43,824,025	42,401,124
Total Equity and Liabilities	116,718,704	104,202,767

Earnings Release 1Q26

STATEMENT OF CASH FLOWS (CONSOLIDATED)

R$ ‘000	1Q26	1Q25
Cash flows from operations	4,198,490	3,206,487
Earnings before Tax	2,357,565	2,250,926
Adjustments on net income:
Depreciation and amortization	697,472	583,560
Fixed Assets write-off	1,587	934
Allowance for doubtful accounts	53,602	136,699
Accruals and inflation over accruals	29,833	158,411
Interest owed	1,292,903	646,698
Interest and inflation adjustments, net	(547,396)	(160,113)
Derivatives	228,068	4,570
Financial Charges from Customers	(78,222)	(87,593)
Voluntary dismissal plans	69,893	(295,866)
Equity pick-up	(8,311)	(11,348)
PPP Interest and inflation	122,675	159,821
SP City Transfers	175,452	120,900
Pension	41,154	65,272
Deferred Sales Tax on financial assets (indemnity)	31,680	62,885
Update of financial asset (indemnity)	(342,488)	(420,229)
Others	73,023	(9,040)
	4,198,490	3,206,487
Changes in assets
Trade receivables	(184,664)	(152,222)
Related parties	35,204	70,287
Inventory	(99,022)	(50,672)
Tax	(128,743)	(21,577)
Escrow	(8,968)	41,907
Others	83,783	33,147

Changes in liabilities
Trade payables	(58,955)	(746,743)
Services payables	(346,126)	422,455
Labor	(370,777)	(12,261)
Income Tax	(366,970)	(304,152)
Sales Tax	(12,343)	(24,012)
Accruals	(14,922)	(55,701)
Pension	(62,453)	(57,008)
Others	(73,955)	(119,731)
Cash from operations	2,589,579	2,230,204
Interest paid	(1,210,954)	(760,885)

Earnings Release 1Q26

Income tax	(616,987)	(368,799)
Free cashflow from operations	761,638	1,100,520

Cash-flow from investments
Contract, intangible assets and PP&E	(5,056,694)	(1,549,922)
Restricted Cash	(7,996)	(1,395)
Financial investments – Investment	(18,982,625)	(4,360,677)
Financial Investments – Withdrawal	11,567,987	4,437,855
Investment	8,156	-
Equity redemption/(injection) in subsidiaries	(302,293)	-
Free cashflow from investments	(12,773,465)	(1,474,139)

Cash flow from financing activity
Borrowings
Debt issuance	13,873,101	3,636,828
Amortization	(1,550,259)	(1,126,479)
Acquisition of non-controlling interests	(739,343)	-
PPP	(123,390)	(136,484)
Derivatives	(571,268)	(42,699)
Free cashflow from financing activities	10,888,841	2,331,166

Increase / (decrease) in cash and cash equivalents in the period	(1,122,986)	1,957,547

Represented by:
Cash and equivalents BoP	4,663,226	1,682,606
Cash and equivalents EoP	3,540,240	3,640,153
Increase / (decrease) in cash and cash equivalents in the period	(1,122,986)	1,957,547

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 7, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.